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                              June 14, 2021

       John Pagliuca
       Chief Executive Officer
       N-able, Inc.
       301 Edgewater Dr., Suite 306
       Wakefield, Massachusetts 01880

                                                        Re: N-able, Inc.
                                                            Amendment No. 3 to
Form 10
                                                            Filed May 27, 2021
                                                            File No. 001-40297

       Dear Mr. Pagliuca:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12B/A filed on May 27, 2021

       Unaudited Pro Forma Combined Financial Statements
       Note 2: Transaction Accounting Adjustments, page 76

   1. Please explain why adjustment (b) does not include the pro forma interest expense from the new debt for the
three months ended March 31, 2021.
   2.                                                   We note that adjustment
(h) represents the reclassification of the transaction costs which were incurred for the
three months ended March 31, 2021 into the pro forma income
                                                        statement for twelve
months ended December 31, 2020 to give effect to the separation and distribution and the
related transactions as if they had occurred on January 1, 2020. Please explain your basis for
the reclassification of the incurred transaction costs and cite the specific guidance that
you relied upon.
 John Pagliuca
FirstName
N-able, Inc.LastNameJohn Pagliuca
Comapany
June        NameN-able, Inc.
     14, 2021
June 14,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479
or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      John Gilluly